NR07-13	May 24, 2007

Ronald Sheardown and Michael Bartlett Join Board of Directors

Vancouver, B.C……..International Tower Hill Mines Ltd. (“ITH” or “the Company”) - (TSXV: ITH, OTCBB: ITHMF, Frankfurt: IW9) is pleased to announce that Ronald Sheardown and Michael Bartlett have been appointed to the board of directors of ITH, effective May 23, 2007.  Mr. Bartlett replaces out- going director Gerhard Drescher (who has resigned due to other time commitments) and Mr. Sheardown has been appointed as an additional director.  Messrs. Sheardown and Bartlett have also been appointed to the Company’s Audit Committee.

Ronald C. Sheardown

Mr. Sheardown is the president of Greatland Exploration, Ltd. and has been involved in Alaskan and Canadian exploration for over 50 years, with discoveries such as the co-discovery (with Murray Watts) of the Mary River Iron Ore Deposit of Baffinland Iron Mines Limited (reported indicated and inferred resources of 337Mt of 66% Fe) to his credit.  In addition, Ron was part of the team that discovered the Asbestos Hill and Raglan deposits in Quebec and the Black Angel mine in Greenland.  More recently, Mr. Sheardown has served as a technical advisor to Rudnik Matrosova (a division of Norilsk Nickel) on the development of the Natalka deposit in eastern Russia.  Mr. Sheardown has also held a number of important positions within the State of Alaska and various mining related organizations.  Mr Sheardown’s Alaskan and major project experience will be a significant asset to the ITH board.

Michael Bartlett

Mr. Bartlett is the President of Leisure Capital & Management Inc., a company which specializes in pre-development start-ups and innovative strategic, conceptual, economic and financial solutions.  He is also a director of Indico Resources Ltd. and Wealth Minerals Ltd., both public natural resource companies listed on the TSX Venture Exchange.  Mr. Bartlett’s experience with emerging companies in the public sector will offer significant value to the ITH organization.

Resignation of Director

The Company also announces that Mr. Gerhard Drescher has resigned as a director of the Company, effective May 23, 2007, due to other time commitments.  The directors would like to take this opportunity to thank Mr. Drescher for his valuable contributions to the growth and development of the Company over the past few years.

Grant of Stock Options

The Company announces that, pursuant to its 2006 Incentive Stock Option Plan, it has granted incentive stock options to directors, officers, employees and consultants of the Company to purchase up to an aggregate 870,000 common shares in the capital stock of the Company.  The options are exercisable on or before May 23, 2009 at a price of $2.95 per share.

About International Tower Hill Mines Ltd.

International Tower Hill Mines Ltd. is a resource exploration company, focused in Alaska and Nevada, which controls a number of exploration projects representing a spectrum of early stage to advanced gold and base metal discoveries.  ITH is committed to building shareholder value through new discoveries while maintaining a majority interest in its holdings, thereby giving its shareholders the maximum value for their investment.

On behalf of
INTERNATIONAL TOWER HILL MINES LTD.

(signed) Jeffrey A. Pontius

Jeffrey A. Pontius,
President and Chief Executive Officer

Contact Information:

Quentin Mai, Vice-President - Corporate Communications

E-mail: qmai@internationaltowerhill.com

Phone: 1-888-770-7488 (toll free) or (604)683-6332 / Fax: (604) 408-7499

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the contents of this press release, which has been prepared by management.

This press release contains information with respect to adjacent or similar mineral properties in respect of which the Company has no interest or rights to explore or mine.  The Company advises US investors that the US Securities and Exchange Commission's mining guidelines strictly prohibit information of this type in documents filed with the SEC.  Readers are cautioned that the Company has no interest in or right to acquire any interest in any such properties, and that mineral deposits on adjacent or similar properties are not indicative of mineral deposits on the Company's properties.

This press release is not, and is not to be construed in any way as, an offer to buy or sell securities in the United States.